UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Patriot National Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

70336F203

(CUSIP Number)

Richard A. Krantz, Esq.

Robinson & Cole LLP

666 Third Avenue, 20th Floor

New York, NY 10017

(212) 451-2962

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 70336F203	Page 2 of 7

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PNBK Holdings LLC; I.R.S. Identification No.: 27-1503906
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,035,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 3,035,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,035,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 76.8%
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No 70336F203	Page 3 of 7

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PNBK Sponsor LLC; I.R.S. Identification No.: 27-1503852
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,035,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,035,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,035,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 76.8%
(14)	Type of Reporting Person (See Instructions) OO

CUSIP No 70336F203	Page 4 of 7

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael A. Carrazza
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,035,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,035,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,035,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 76.8%
(14)	Type of Reporting Person (See Instructions) IN

This statement, dated April 9, 2015, constitutes Amendment No. 1 to the Schedule 13D, dated October 15, 2010 (the “Schedule”), regarding the reporting persons’ ownership of certain securities of Patriot National Bancorp, Inc. (the “Issuer”). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

Item 5. Interest in Securities of the Issuer

(a)	As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own 3,035,000 shares of Common Stock, representing in the aggregate approximately 76.8% of the issued and outstanding shares of Common Stock, based upon the disclosure in Issuer’s most recent Form 10-K (for the quarterly period ended December 31, 2014, filed on March 31, 2015) that there were 3,948,067 shares of Common Stock issued and outstanding as of February 28, 2015.

Due to their relationship with each another, the Reporting Persons may be deemed to constitute a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their beneficial ownership of the shares of Common Stock. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d)(3) of the Act or otherwise, is the beneficial owner of the shares of Common Stock held by any other Reporting Person.

(b)	Reporting Persons	No. of Shares With Sole Voting and Dispositive Power		No. of Shares with Shared Voting and Dispositive Power		Percentage of Class Beneficially Owned
	Holdings	3,035,000	(1)	0		76.8%
	Sponsor	0		3,035,000	(1)	76.8%
	Carrazza	0		3,035,000	(1)	76.8%

(c)	Other than as reported in this Schedule 13D, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Effective on April 8, 2015, the Reporting Persons entered into a Voting and Disposition Agreement with Daniel Zwirn whereby Mr. Zwirn acquired beneficial ownership of 325,000 shares of Common Stock of the Issuer.

[1]	Excludes 325,000 shares of Common Stock of the Issuer as to which beneficial ownership was acquired by Daniel Zwirn. The Reporting Persons expressly disclaim beneficial ownership of such securities, however Holdings remains the registered holder of such securities and it retains the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Other than as reported in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such Reporting Persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Voting and Disposition Agreement, dated as of April 8, 2015, by and among the Reporting Persons and Daniel Zwirn.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 9, 2015	PNBK Holdings LLC

	By:	PNBK Sponsor LLC Its Managing Member

	By:	/s/ Michael A. Carrazza
Name: Michael A. Carrazza
Title: Managing Member

PNBK SPONSOR LLC

	By:	/s/ Michael A. Carrazza
Name: Michael A. Carrazza
Title: Managing Member

/s/ Michael A. Carrazza
Michael A. Carrazza

VOTING AND DISPOSITION AGREEMENT

This VOTING AND DISPOSITION AGREEMENT (this “Agreement”) is made as of April 8, 2015 (the “Effective Date”) by and among PNBK Holdings LLC, a Delaware limited liability company (“Holdings”), PNBK Sponsor LLC, a Delaware limited liability company (“Sponsor”), Michael A. Carrazza, an individual (“Carrazza” and together with Holdings and Sponsor, the “PNBK Parties”), and Daniel Zwirn, an individual (“Zwirn”).

RECITALS:

WHEREAS, Holdings owns 3,360,000 shares of the issued and outstanding common stock (the “Shares”) of Patriot National Bancorp, Inc., a Connecticut corporation (“Patriot”), and currently has sole voting and dispositive power with regard to the Shares;

WHEREAS, Sponsor and Carrazza have shared voting and dispositive power over the Shares;

WHEREAS, the PNBK Parties wish to assign their respective voting and dispositive power over 325,000 of the Shares (the “Subject Shares”) to Zwirn, and in connection therewith Zwirn shall thereafter have the sole voting and dispositive power with regard to the Subject Shares; and

WHEREAS, Zwirn is willing to accept the assignment of the Subject Shares in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, agree as follows:

1. Voting and Disposition Power. Subject to the provisions of Section 2 and Section 3 of this Agreement, the PNBK Parties hereby assign to Zwirn, as of the Effective Date, all voting and dispositive power over the Subject Shares. The voting rights may be exercised in respect of the Subject Shares upon any matter which comes before the shareholders of Patriot and requires such holders’ vote thereon. For the avoidance of doubt, all economic rights to the Subject Shares shall be retained by Holdings.

2. Termination of Grant. This Agreement and the grant of voting and dispositive power set forth in Section 1 above shall be deemed automatically terminated upon the earliest of the following: (a) the disposition of the Subject Shares, (b) Patriot having in excess of 750,000 “Publicly Held” shares (as defined in the applicable NASDAQ Continued Listing Standards), exclusive of the Subject Shares; (c) the date which is sixty-five (65) days after the PNBK Parties have delivered written notice of termination to Zwirn; or (d) upon the delivery of written notice of termination by Zwirn to the PNBK Parties.

3. Notice of Sale. Notwithstanding anything to the contrary set forth in this Agreement, Zwirn shall provide the PNBK Parties with written notice of his intention to sell or otherwise dispose of all or any portion of the Subject Shares not less than sixty-five (65) days prior to the consummation of the proposed sale or other disposition.

4. Effect of Termination. Upon termination of this Agreement as set forth in Section 2, all voting and dispositive power over the remaining Subject Shares shall, without any further action on the part of any party, be assigned to the PNBK Parties and Zwirn shall cease to have any voting or dispositive power over the Subject Shares.

5. Rights as a Shareholder. Except as provided for herein, Holdings shall continue to have all economic and shareholder rights as a shareholder of Patriot with respect to the Subject Shares, including, without limitation: (a) the right to receive notice of meetings; (b) the right to receive all financial and other information from time to time provided to shareholders of Patriot; (c) the right to attend all meetings of the shareholders of Patriot; (d) the right to receive all dividends declared and paid by Patriot; (e) the right to receive all proceeds from any sale or other disposition.

6. Indemnification/Attorney’s Fees. The PNBK Parties shall, jointly and severally, indemnify and hold harmless Zwirn and his affiliates from and against any and all losses, liabilities, obligations, damages, judgments, deficiencies, taxes, demands, claims, costs, fees and expenses (including reasonable and documented attorneys’ fees and expenses) suffered or incurred by him in connection with this Agreement. The PNBK Parties agree to pay Zwirn and his counsel the reasonable costs and fees associated with their review of this Agreement and any other agreements or filings required to be made as a result of the parties entering into this Agreement or performing their respective duties hereunder.

7. Acknowledgement of Benefit: Representation by Counsel. The PNBK Parties acknowledge that they will receive a direct and material benefit as a result of entering into and performing this Agreement and that they have consulted with counsel of their choosing or have had the opportunity to consult with counsel and have voluntarily declined the opportunity to consult with counsel, in connection with their execution, delivery and performance of this Agreement.

8. Amendments. This Agreement represents the entire agreement among the parties and may be amended only in writing by all parties affected thereby.

9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Connecticut without regard to conflicts of law principals.

10. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, administrators, personal representatives, successors and permitted assigns.

11. Further Assurances. The parties hereto shall do such further acts, execute and deliver such further documents and give such further assurances as may be necessary or desirable to give full effect to this Agreement.

12. Notices. All notices, requests, consents and other communications shall be in writing and be deemed given when delivered personally or facsimile transmission or when received if mailed by first class registered or certified mail, postage prepaid. Notices to the PNBK Parties or Zwirn shall be addressed as set forth underneath their signatures below, or to such other address or address as may have been furnished by such party in writing to the other.

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13. Regulatory Filings. The PNBK Parties agree to prepare and file any and all filings required to be made in connection with this Agreement, including, but not limited to, state and federal securities or banking filings, as required; provided however, that Zwirn and his counsel shall be given reasonable time and opportunity to review and approve any filing prior to its being made.

14. Counterparts. This Agreement may be executed in one or more counterparts each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally blank]

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IN WITNESS WHEREOF, the parties have duly executed this Agreement to be effective as of the Effective Date.

PNBK HOLDINGS LLC

By:	PNBK Sponsor LLC, its Managing Member

By:	/s/ Michael Carrazza
	Name:	Michael A. Carrazza
	Title:	Managing Member

Address for Notices: 900 Bedford Street Stamford, CT 06901 Facsimile: (203) 316-2982

PNBK SPONSOR LLC

By:	/s/ Michael Carrazza
	Name:	Michael A. Carrazza
	Title:	Managing Member

Address for Notices: 900 Bedford Street Stamford, CT 06901 Facsimile: (203) 316-2982

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/s/ Michael Carrazza
Michael A. Carrazza

Address for Notices:

900 Bedford Street

Stamford, CT 06901

Facsimile: (203) 316-2982

Copies to:

Robinson & Cole LLP

666 Third Avenue, 20th Floor

New York, NY 10017

Attention: Richard A. Krantz

Facsimile: (212) 451-2999

/s/ Daniel Zwirn
Daniel Zwirn

Address for Notices: 156 West 56th Street 11th Floor New York, NY 10019 Copies to: Law Offices of Thomas G. Amon 250 West 57th Street Suite 1316 New York, NY 10107 Attention: Thomas G. Amon

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